Exhibit 15.5

Nominations and Governance Committee Charter

Purpose

The purpose of the Nominations and Governance Committee (the "committee" or the "nominations committee") of the Board of Directors (the "Board") of Infosys Limited (the "Company") is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. The committee shall also develop and maintain corporate governance policies applicable to the Company.

Membership

The members of the committee will be appointed and removed by and shall serve at the discretion of the Board. The Board may remove any member from the committee at any time with or without cause. The committee shall consist exclusively of "independent" directors (as defined in the Listed Company Manual of the New York Stock Exchange) of the Company as determined by the Board. The minimum number of members of the committee shall be three.

Unless the Board designates a chair, members of the committee may designate a chair by majority vote of the committee. A majority of the members of the committee will constitute a quorum for the transaction of business of the committee, or two members of the committee, whichever is less.

Authority and responsibilities

The committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board prescribes from time-to-time.

Specific responsibilities of the committee include:

Director criteria
To determine the qualifications, qualities, skills, and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director (the "Director Criteria").

Nomination of directors
Identifying, screening and reviewing candidates qualified to be appointed as executive directors, non-executive directors and independent directors, consistent with Director Criteria (including evaluation of incumbent directors for potential re-nomination), and making recommendations to the Board on candidates for: (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled by the Board. To review the Board's committee structure and composition and to make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairmen annually.

The nominations committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board.

Consultative role
The nominations committee plays a consultative role for any appointment requiring Board approval, as stipulated by law or regulation, for top management positions such as that of the Chief Financial Officer, Company Secretary and Head of Human Resources (if the candidate for the position is not slated to be an executive director). It provides its advice and recommendations to the Board.

Director evaluation
The committee develops, subject to approval by the Board, a process for an annual self-evaluation of the performance of the Board, the individual directors and board committees in the governance of the Company and coordinates and oversees this annual self-evaluation.

Other responsibilities
  Reviewing and reassessing the adequacy of the committee's charter as required and recommending changes to the Board.
  Reviewing and assessing its own performance on an annual basis.
  Developing and recommending to the Board a set of corporate governance guidelines applicable to the Company.
  Overseeing the Company's corporate governance practices, including reviewing the Company's corporate governance guidelines annually and recommending amendments to the Board as necessary.
  Monitoring compliance with the Company's corporate governance guidelines.
  To develop and recommend to the Board for approval a CEO succession plan (the "Succession Plan"), to review the Succession Plan periodically with the CEO, develop and evaluate potential candidates for executive positions and recommend to the Board any changes to, and any candidates for succession under, the Succession Plan.
Specific powers
  The committee may conduct or authorize studies of matters within the committee's scope of responsibility with full access to all books, records, facilities and personnel of the Company.
  The committee may, at the expense of the Company, select and retain advisors to assist it in connection with its functions, as it deems necessary or appropriate. The Company shall provide for appropriate funding, as determined by the committee, for payment of any advisors employed by the committee pursuant to this charter. The Company shall pay the ordinary administrative expenses of the committee that are necessary or appropriate for carrying out its duties. The advisors retained by the committee shall be independent as determined in the discretion of the committee.
  The committee may form subcommittees for any purpose that the committee deems appropriate and may delegate to such subcommittees such power and authority as the committee deems appropriate. If designated, each such subcommittee will establish its own schedule and maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The committee shall not delegate to a subcommittee any power or authority required by law, regulation or listing standard to be exercised by the committee as a whole.
Meetings

The committee shall meet at least four times a year, in conjunction with regular Board meetings. Additional meetings of the committee shall be held from time-to-time as determined by the needs of the Board or the committee. If the need arises, meetings may be held telephonically to address issues in between nomination committee meetings. In lieu of a meeting, upon decision from its chairman, the committee may also act by unanimous written consent.

The committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The committee is governed by the same rules regarding meetings as are applicable to the Board.

Minutes

The committee will maintain written minutes of its meetings, including formal telephonic meetings, which will be filed with the minutes of the meetings of the Board, and will also comprise the record of any action taken by written consent.

Compensation

Members of the committee shall receive such fees, if any, for their services as committee members as may be determined by the Board.